UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

Cerus Corporation

(Exact name of registrant as specified in its charter)

Delaware	000-21937
(State or other jurisdiction of incorporation)	(Commission file number)

1220 Concord Ave, Suite 600 Concord, California	94520
(Address of principal executive offices)	(Zip Code)

Chrystal N. Jensen

Chief Legal Officer and General Counsel

(925) 288-6000

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2023.
□	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended _______________.

Section 1—Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

This Form SD of Cerus Corporation (the “Company”) is filed pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934 (the “Rule”) for the reporting period January 1, 2023 to December 31, 2023 (the “Reporting Period”). The Rule requires disclosure of certain information when a company manufactures or contracts to manufacture products and the minerals specified in the Rule are necessary to the functionality or production of those products. The specified minerals, which are collectively referred to in this disclosure as the “Conflict Minerals,” are gold, columbite-tantalite (coltan), cassiterite and wolframite, including their derivatives, which are limited to tantalum, tin and tungsten. The “Covered Countries,” for the purposes of the Rule and this disclosure, are the Democratic Republic of the Congo, the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola.

During the Reporting Period, the Company contracted with its supplier of the INTERCEPT Illuminator (the “Illuminator”) for the manufacture of one component for the Illuminator (such component, the “Covered Product”) that requires tin for its functionality (the “Necessary Conflict Mineral”). No Illuminators were manufactured by Company or Company’s supplier for commercial sale during the Reporting Period. The Company conducted a good faith reasonable country-of-origin inquiry (the “RCOI”) regarding the Necessary Conflict Mineral contained within the Covered Product. The RCOI consisted of reviewing prior Conflict Mineral statements issued by the upstream supplier of Covered Product and confirming with Company’s supplier that it is reasonable to continue to rely on such statements. Based on the Company’s inquiry, the Company has no reason to believe that the Necessary Conflict Mineral was sourced from a Covered Country.

Cerus does not purchase any Conflict Minerals directly from mines, smelters or refiners and does not make any purchases in any of the Covered Countries. Therefore, Cerus must rely on its direct supplier and its supplier’s upstream component manufacturers to provide information on the origin of the Conflict Minerals, if any, contained in the components and materials used in the manufacture of the Illuminator or its components and to identify the applicable smelters and refiners of Conflict Minerals in Cerus’ supply chain. The information provided by Cerus’ direct supplier and its supplier’s upstream component manufacturers may be inaccurate or incomplete or subject to other irregularities. In addition, because of Cerus’ relative location within the supply chain in relation to the actual extraction and transport of Conflict Minerals, Cerus’ ability to verify the accuracy of information reported by its direct supplier and its supplier’s upstream component manufacturers is limited. Accordingly, Cerus cannot provide absolute assurance regarding the source and chain of custody of the Conflict Minerals in the Illuminator or components of the Illuminator.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Cerus Corporation

By: /s/ Chrystal N. Jensen Chrystal N. Jensen Chief Legal Officer and General Counsel	May 31, 2024